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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.__)*

International Smart Sourcing, Inc.

(Name of Issuer)

Common Stock ($.001 par value)

(Title of Class of Securities)

46034D104

(CUSIP Number)

H. T. Ardinger & Sons, Inc.
9040 Governors Row
P.O. Box 569360
Dallas, Texas 75356

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 1999

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)

CUSIP No.

1.	Names of Reporting Persons: Horace T. Ardinger, Jr.
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: United States

	7.	Sole Voting Power: 10,643,145
Number of
Shares Bene-
ficially by	8.	Shared Voting Power: 0
Owned by Each
Reporting
Person With	9.	Sole Dispositive Power: 10,643,145

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,643,145

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): X

13.	Percent of Class Represented by Amount in Row (11): 66.73% (including shares issuable upon the exercise of warrants)

14.	Type of Reporting Person (See Instructions)
IN (Individual)

Item 1.	Security and Issuer

                 This statement on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”) of International Smart Sourcing, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 320 Broad Hollow Road, Farmingdale, New York  11735.

Item 2.	Identity and Background

(a)	Name: Horace T. Ardinger, Jr. (the “Reporting Person”).

(b)	Business Address: 9040 Governor’s Row, Dallas, Texas 75247.

(c)	The Reporting Person is the co-founder, Chairman, Chief Executive Officer, and sole shareholder of H.T. Ardinger & Sons, Inc.(“HTAS”), a specialty imports wholesaler.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not and has not been, as a result of such proceeding,  subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States.

Item 3.	Source and Amount of Funds or Other Consideration

                 During the period from 1999 until 2004, HTAS purchased a total of 5,668,920 shares of Common Stock (the “Shares”) owned by the Reporting Person for the approximate total sum of $6,222,000.  In 1999, HTAS purchased 965,000 warrants to purchase a total of 4,974,225 shares of Common Stock (the “Warrants”) for the approximate total sum of $1,150,000.  The source of funds used by HTAS to purchase the Shares and Warrants on behalf of the Reporting Person was working capital of HTAS.  See item 2(c) and 5(a) for information regarding the relationship between the Reporting Person and HTAS.

Item 4.	Purpose of Transaction

                 The Reporting Person purchased the Shares and Warrants through HTAS  for the investment purposes of the Reporting Person. The Reporting Person has no present plans or proposals for disposition of the Shares, the Warrants, or the shares of Common Stock underlying the Warrants. The Reporting Person intends to evaluate from time to time his goals and objectives, other business opportunities available to him, and general economic and equity market conditions, as well as the Issuer’s business operations and prospects. Based on such evaluations, the Reporting Person may determine to acquire additional shares of the Issuer or sell or otherwise dispose of some or all of the shares beneficially owned by him.

                 The Reporting Person has no plans or proposals which relate to or would result in:

                 (a)          The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                 (b)          An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

                 (c)          A sale or transfer of a material amount of assets of the Issuer;

                 (d)          Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                 (e)          Any material change in the present capitalization or dividend policy of the Issuer;

                 (f)          Any other material change in the Issuer’s business or corporate structure;

                 (g)          Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                 (h)          Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                 (i)          A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                 (j)          Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

                 (a)          HTAS is the record owner of  5,668,920 Shares of Common Stock and 965,000 Warrants to purchase a total of 4,974,225 shares of Common Stock; each Warrant is presently exercisable.   Each Warrant entitles the holder to purchase 5.1546378 shares of Common Stock at $0.20 per share. The number of Warrants which may be purchased is subject to adjustment under certain circumstances.  The Reporting Person is the Chairman, Chief Executive Officer and sole shareholder of HTAS and may be deemed to beneficially own such shares.

                               The Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by Mary  Ardinger, his wife. See item 5(b).

                               The Shares of Common Stock beneficially owned by the Reporting Person represents 66.73% of the shares outstanding, including shares issuable upon the exercise of Warrants and 51.66% of the shares outstanding, excluding shares issuable upon the exercise of Warrants.

                 (b)          The Reporting Person has sole voting and dispositive power over the 5,668,920 Shares of Common Stock owned of record by HTAS  In the event that HTAS should exercise all or a portion of the Warrants, the Reporting Person would have sole voting and dispositive power of the shares of Common Stock issued to HTAS. upon exercise of any Warrants.

                               Mary Ardinger owns 317,500 shares of Common Stock.  Mary Ardinger has sole voting and dispositive power with respect to 317,500 shares of Common Stock.

                 (c)          The Reporting Person has not engaged in any transactions in shares of the Common Stock within the last 60 days.  The last transaction occurred in  2004.

                 (d)          Not applicable.

                 (e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                 There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

                 None.

Signature

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007

Date

/s/ Horace T. Ardinger, Jr.

Signature

Horace T. Ardinger, Jr.

Name/Title

                 The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)